August 9, 2005


Mr. Scott D. Josey
Chief Executive Officer and President
Mariner Energy, Inc.
2101 Citywest Blvd., Suite 1900
Houston, TX  77042


	Re:	Mariner Energy, Inc.
		Amendment No. 1 to Registration Statement on
      Form S-1 filed July 26, 2005
		File No. 333-124858

Dear Mr. Josey:

      We have completed our review of the above filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General


1. We remind you of prior comments 4 and 5. We may have additional comments once you provide the omitted information and exhibits, including the new director`s identity and biographical information, the legality opinion and the estimated price range. With regard to the price range, because there is no market for your securities, you will need to include the pricing information prior to effectiveness.


Selected Historical Consolidated Financial Data, page 20

2. Please remove your presentation of combined pre-merger and post-merger data from your tabular presentation of Selected Financial Data. If you wish to retain this combined presentation, please include it as either a footnote to your Selected Financial Data or incorporate it in the body of your Management`s Discussion and Analysis. Additionally, identify this financial information as Non-
GAAP and include all disclosure required by Item 10(e) of Regulation
S-K.

3. We have reviewed your response to prior comment number eight regarding your use of EBITDA that also excluded the effects of impairment charges that have occurred and are reasonably likely to occur in the future. We note now that EBITDA now excludes non-cash
stock compensation expense related to restricted stock.   Please
revise your presentation of this measure to reflect the guidance located in Item 10(e)(1)(ii)(B) of Regulation S-K.

Management`s Discussion and Analysis, page 21

Results of operations, page 26

4. We have reviewed your response to our prior comments concerning your discussion and analysis using the combined pre-merger and post-merger financial information in your comparison of periodic results.
Please address each of the following:

* Please re-label columnar headings for the combined results. The headings should be re-labeled to reflect their non-GAAP nature, using a caption such as "Non-GAAP combined."

* Please expand your disclosure to clearly explain all material effects arising from your application of purchase accounting and the subsequent effects of accounting for assets and liabilities undergoing a change in basis.

Financial Statements

Statement of Operations, page F-4

5. It appears you have included an additional column of financial data for the pre-merger period from January 1, 2004 through March 2,
2004. We noted a similar column in your Statement of Cash Flows. Please remove the additional column on both statements to avoid investor confusion. In addition, on both statements please insert a vertical line between the columns labeled "Post-Merger - Period from
March 3, 2004 through December 31, 2004" and "Pre-Merger - Period from January 1, 2004 through March 2, 2004."

Oil and gas properties, page F-12

6. We note your expanded disclosure resulting from our prior comment number thirty-five regarding geological and geophysical costs not associated with a specific unevaluated property. It appears your practice is inconsistent with Rule 4-10(c)(3)(ii)(A)(3) of Regulation
S-X that states that such costs should be included in the amortization base as incurred. Please provide us with an analysis and an understanding of the amounts of such costs that have excluded from the amortization base for all financial statement periods presented.

General and administrative costs and expenses, Page F-13

7. Please revise your disclosure to state, if true, that these costs are directly identified with acquisition, exploration and development activities. Refer to Rule 4-10(c)(2) of Regulation S-X.



Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Direct questions on the comments regarding financial statements and related disclosure to Kevin Stertzel at (202) 551-3723 or, in his absence to Jill Davis, Branch Chief, at (202) 551-3683. Direct questions relating to engineering issues to Ronald Winfrey, Petroleum
Engineer, at (202) 551-3704. Direct questions on other disclosure issues to Carrie Darling at (202) 551-3724 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-0405.


							Sincerely,




							H.  Roger Schwall
							Assistant Director


cc:	Kelly Rose, Esq.  (via facsimile only (713) 229-7996)
	Ron Winfrey
	Jill Davis
      Timothy Levenberg
      Carrie Darling
	Kevin Stertzel


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Mr. Scott D. Josey
Mariner Energy, Inc.
August 9, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail stop 0405